Guggenheim Funds Distributors, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

                               September 16, 2011



Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                  Re: Guggenheim Defined Portfolios, Series 817
                               File No. 333-175817

Ladies/Gentlemen:

         The undersigned, Guggenheim Defined Portfolios, Series 817 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on September 21, 2011 or as soon thereafter as possible.

                                   Very truly yours,

                                   Guggenheim Defined Portfolios, Series 817

                                   By:  Guggenheim Funds Distributors, Inc.


                                   By: /S/ Kevin Robinson
                                      Kevin Robinson
                                      Senior Managing Director, General Counsel
                                      and Secretary